UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______*)

HS3 TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, with a par value of $0.001
(Title of Class of Securities)

40430N 10 5
(CUSIP Number)

LOUGENE BAIRD
2210 Pinewood Road, Sedalia, Colorado, USA, 80135

copy to:

William L. Macdonald
Clark Wilson LLP
Barristers & Solicitors
Patent & Trade-Mark Agents
800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1
Tel: 604.687.5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☐.

SCHEDULE 13D

CUSIP No.	40430N 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LOUGENE BAIRD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC (Subject Company whose securities are being acquired)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,508,453 shares of common stock
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
9,508,453 shares of common stock
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,508,453 shares of common stock beneficially owned
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.6%, based on 69,966,000 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
Lougene Baird – IN (Individual)

Item 1. Security and Issuer

This Schedule relates to voting shares of common stock with a par value of $0.001 of HS3 Technologies, Inc. (“HS3” or the “Issuer”), a Nevada corporation. The principal executive offices of the Issuer are located at 1800 Boulder Street, Suite 600, Denver, Colorado, 80211.

Item 2. Identity and Background

(a)	Name: Lougene Baird.
(b)	Business Address: 1800 Boulder Street, Suite 600, Denver, Colorado, 80211.
(c)	Present Principal Occupation: Chief Operating Officer, Secretary and Director of HS3 Technologies, Inc.
(d)	Disclosure of Criminal Proceedings: Ms. Baird has not been convicted in any criminal proceeding at any time.
(e)

Disclosure of Civil Proceedings: Ms. Baird has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Ms. Baird is a United States of America citizen.

Item 3. Source and Amount of Funds or Other Considerations

Ms. Baird acquired 9,508,453 shares of common stock of the Issuer pursuant to an Asset Purchase Agreement, as described in Item 4 below, in exchange for Ms. Baird’s ownership interest in IP-Colo, Inc. (“IPC”), a Colorado corporation, which agreement was filed as an exhibit to the Current Report on Form 8-K filed on September 16, 2005. Ms. Baird acquired the shares of common stock upon closing of the acquisition of IPC by HS3.

Item 4. Purpose of Transaction

On August 31, 2005, HS3 entered into an Asset Purchase Agreement with the shareholders of IPC to acquire the assets of IPC in exchange for 1,612,520 common voting shares of HS3. Details of the acquisition is filed on HS3’s Current Report on Form 8-K filed on November 10, 2005.

HS3 acquired certain statellite internet technology owned by IPC for the expansion of HS3 assets.

Ms. Baird reserves the right to actively pursue various proposals which could relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Ms. Baird beneficially owns a total of 9,508,453 shares of common stock of the Issuer which comprises 13.6% of the Issuer’s total issued and outstanding shares.
(b)	Ms. Baird has sole voting and dispositive power as to the 9,508,453 shares she owns directly.
(c)	None.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1 Asset Purchase Agreement dated August 31, 2005 between HS3 (formerly Zeno Inc.) and IPC (incorporated by reference from our Current Report on Form 8-K filed on September 16, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2006

/s/ Lougene Baird

Lougene Baird,

Chief Operating Officer and Secretary